As filed with the Securities and Exchange Commission on July 3, 1996.

                                                       Registration No. 333-1510


- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                           THE NATIONAL REGISTRY INC.
             (Exact name of registrant as specified in its charter)

                             ----------------------

          Delaware                   2505 118th Avenue North                95-4346070
(State or other jurisdiction      St. Petersburg, Florida 33716          (I.R.S. Employer
    of incorporation or                   (813) 573-3353               Identification Number)
       organization)


                          (Name and address, including
                         zip code and telephone number,
                       including area code of Registrant's
                          principal executive offices)

                              ---------------------

                              David I. Jacoby, Esq.
                           The National Registry Inc.
                             11831 30th Court North
                          St. Petersburg, Florida 33716
                                 (813) 573-3353

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -------------------

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


- ------------------------------------------------------------------------------------------------------------
                                               Proposed maximum      Proposed maximum
  Title of shares            Amount to be       offering price           aggregate              Amount of
 to be registered             Registered         per share (1)       offering price 1       registration fee
- ------------------------------------------------------------------------------------------------------------
Common Stock, par            3,811,478             $1.766               $6,731,070              $2,322
value $.01 per share          shares(2)


- ------------------------------------------------------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.


- --------


(1) Estimated solely for purposes of calculating the registration fee based upon the average of the bid and asked prices on the Nasdaq SmallCap Market on June 28, 1996 and calculated in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended.


(2) A presently indeterminable number of shares of Common Stock are registered hereunder which may be issued upon conversion of shares of Series B Preferred Stock, in the event the variable conversion price (currently indeterminable) component of the conversion formula is the basis for determining the conversion price, and the warrants held by certain selling stockholders, in the event certain anti-dilution provisions become operative. No additional registration fee is included for these shares.

                    SUBJECT TO COMPLETION, DATED JULY 3, 1996

                                   PROSPECTUS
                               3,811,478 Shares
                           THE NATIONAL REGISTRY INC.
                                  Common Stock


     This Prospectus relates to an aggregate of 3,811,478 shares of common stock, par value $.01 per share (the "Common Stock"), of The National Registry Inc., a Delaware corporation (the "Company"), of which 1,994,145 shares (the "Conversion Shares") are issuable by the Company upon the conversion of certain shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock"), par value $.01 per share, and 1,817,333 shares (the "Selling Stockholder Shares, and, collectively with the Conversion Shares, the "Shares") which may be sold by the other selling stockholders named herein (the "Other Selling Shareholders" and, collectively with the holders of Conversion Shares, the "Selling Stockholders"). The Conversion Shares are being offered for sale by the Company to the holders of the Series B Preferred Stock, and the Selling Stockholder Shares are being offered by the Other Selling Stockholders. The conversion price of the Series B Preferred Stock is the lower of $2.53 and 85% of the average closing bid price for the five trading days prior to the applicable conversion date. See "Description of Capital Stock--Series B Preferred Stock" below. The Selling Stockholder Shares may be offered by the applicable Other Selling Stockholders for their own account at any time and from time to time in the over-the-counter market, in block trades or otherwise at prices to be negotiated at the time of sale. Of the Selling Stockholder Shares being offered hereby, an aggregate of 359,925 shares of Common Stock, subject to adjustment if certain anti-dilution provisions become operative (the "Warrant Shares"), are issuable upon the exercise of warrants held by certain Other Selling Stockholders (the "Warrants"). See "Selling Stockholders."


     Although the Company will receive proceeds in the event the Warrants are exercised, the Company will not receive any proceeds from the issuance or sale of the Shares offered hereby. There is no assurance that any of the Warrants will be exercised or that any of the Shares will be sold.


     The Common Stock is listed on the Nasdaq SmallCap Market under the symbol "NRID." On June 28, 1996, the last reported sale price for the Common Stock on the Nasdaq SmallCap Market was $1.81 per share.


      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE HIGHLY SPECULATIVE AND
          INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Selling Stockholders, acting as principal for their own account, directly or through agents, dealers or underwriters to be designated from time to time, may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the number of Shares to be sold, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchases of the Shares.


                  The date of this Prospectus is July   , 1996.

     No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                              AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq SmallCap Market. Such material can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") (which together with any amendments thereto is referred to as the "Registration Statement"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement (including documents incorporated by reference therein) and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement (including documents incorporated by reference therein), reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act (File No. 0-20270):



     1. Annual Report of the Company on Form 10-K/A for the year ended December 31, 1995;



     2.   Proxy Statement for the Company's 1995 annual meeting of stockholders;


     3. Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1996;

     4.   Current Report on Form 8-K, dated February 1, 1996; and

     5. The description of the Common Stock contained in Item 1 of the Company's Form 8-A for Registration of Certain Classes of Securities filed with the Commission pursuant to Section 12(g) of the Exchange Act on October 19, 1992.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the request of such person made to: The National Registry Inc., c/o Investor Relations, 11831 30th Court North, St. Petersburg, Florida 33716; telephone number (813) 573-3353.

                                   THE COMPANY

General

     The Company is a development stage company engaged in the development and marketing of electronic identification systems and services utilizing biometric identification technology. Biometric identification technology analyzes and measures certain biological characteristics of an individual, such as a fingerprint or voiceprint, to create a unique digital code which can be electronically stored and retrieved to positively identify that individual. The Company believes that biometric identification technology provides a more reliable means of identification and, therefore, potentially greater security than non-biometric methods which currently rely upon cards, keys, passwords, or personal information to identify an individual. These non-biometric identifiers can be lost, stolen, duplicated, transferred, or discovered by unauthorized persons.

     The Company was organized by J. Anthony Forstmann, the Company's Chairman of the Board, on October 23, 1991. The Company was the surviving corporation following the completion of a merger on February 20, 1992 with Topsearch, Inc., a publicly traded company. The principal executive offices of the Company are located at 2501 118th Avenue North, St. Petersburg, Florida 33716, and its telephone number is (813) 573-3353.

Certain Developments


     On January 29, 1996, the Company completed a new equity financing pursuant to which certain investors purchased from the Company 800 shares of Series B Preferred Stock (the "1996 Private Placement") for a gross purchase price of $8 million, before commissions and expenses. After commissions and expenses, the Company received estimated net proceeds of approximately $7.2 million. Such financing was effected in reliance upon an exemption from the registration requirements of the Securities Act.

     Through June 28, 1996, the Company has installed welfare fraud control systems in 14 counties in the State of New Jersey, the County of Nassau, New York and the County of Suffolk, New York. On March 11, 1996, the Company announced that it had entered into a $75,000, six month contract with LAU Technologies to act as subcontractor to LAU Technologies in connection with the installation of welfare fraud control systems incorporating the Company's finger image identification technology at three sites in Massachusetts. On January 4, 1996, the Company announced that it had entered into a $1.5 million, three-year contract with NBS Imaging Systems ("NBS") to act as a subcontractor to NBS in connection with the installation of a welfare fraud control system in the State of Connecticut incorporating the Company's finger image identification technology. The Company expects to receive approximately $1.3 million of revenue from the contract with NBS during 1996 and an aggregate of approximately $200,000 through the remainder of the term of the contract.


     On October 28, 1994, the Company filed two patent applications in connection with the ergonomic design and optical system to be used in the fully integrated computerized hardware the Company is presently developing to, among other things, collect, process, match and transmit digital finger image (the "Microreader"). Both patent applications are currently pending although there is no assurance that any patents will be issued. On December 14, 1995, the Company announced that it had entered into a developmental joint venture agreement with Key Tronic Corporation, a manufacturer of computer keyboards, pursuant to which the Company licensed certain technology relating to the Microreader to Key Tronic for the development, manufacture and marketing of computer keyboards and other computer attached desktop peripheral devices incorporating such technology. There is no assurance that any products or services will be developed by such joint venture or, if developed, that any such products will be commercially successful.

                                  RISK FACTORS

     An investment in the securities offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment in the Shares:

Limited Operating History; Development Stage Company


     From its commencement of business in October 1991, the Company has been principally engaged in organizational, development and marketing activities. Through March 31, 1996, the Company has reported an accumulated net loss of approximately $26,471,000 and has had only limited revenues. The Company has incurred additional losses from March 31, 1996 to date. There can be no assurance that the Company will be able to achieve significant revenues or any net income in the future. Further, there can be no assurance that any bid for a contract made by the Company will be accepted or any proposed contract in discussion will be completed. Accordingly, the Shares offered hereby involve a high degree of risk, and purchasers should be prepared to lose their entire investment.


Need for Additional Funds


     As of May 31, 1996, the Company's working capital was approximately $5.25 million and its cash balance was approximately $4.29 million, a significant portion of which was attributed to the consummation of the offering of Series B Preferred Stock. See "The Company -- Certain Developments." For the three months ended May 31, 1996, the Company has expended net cash at an average rate of approximately $477,000 per month (which amount will increase depending upon operational decisions made by management in its sole discretion), excluding approximately $900,000 spent during such period on hardware purchased specifically to be sold as part of the state of Connecticut transaction (see "The Company - Certain Development"). The Company expects, depending upon its actual expenditures and revenues, to require additional funds in 1997 to continue, among other things, the development, testing and marketing of its finger image identification systems and services and to maintain its operations. There is a significant likelihood that such additional funds will not be available on terms acceptable to the Company, if at all. The failure to obtain such additional funds may cause the Company to cease or curtail operations and result in the complete loss of any market value of the Common Stock. It is likely that any such additional financing, if consummated, will substantially increase the number of shares of common stock outstanding on a fully-diluted basis.


Technological and Market Uncertainty


     The development of the Company's products and services may be impeded by problems relating to the development, production, distribution or marketing of its products and services, which problems may be beyond the financial and technical abilities of the Company to solve. Technology employed in finger image identification is subject to rapid change, and more advanced or alternate technology employed by competitors, currently or in the future, and not available to the Company could give such competitors a significant advantage over the Company. In addition, concerns about unauthorized (including government) access to private information may impede market acceptance of finger image identification systems. Further, there can be no assurance that products and services developed by competitors of the Company will not significantly limit the potential market for the Company's products and services or render the Company's products and services obsolete. Finally, there can also be no assurance that laws, rules or regulations will not be adopted in such a manner as will materially adversely affect the Company.


Competition

     The Company is attempting to enter a highly competitive business which is dominated by more traditional identification techniques (such as cards, keys, passwords and personal information). A number of companies also have automated finger image identification technology and have sold systems incorporating such technology in the United States for use in law enforcement including Digital Biometrics Inc., Fingermatrix Inc., Identix Inc., NEC Technologies, Inc., North American Morpho Systems, Inc. and Printrak International Inc. In addition, the Company is aware of several other companies which produce or are developing other biometric technologies which may compete with the Licensed Technology (as defined below). Such technologies include identification by eye retina blood vessel patterns, hand geometry and signature analysis. The Company's products and services compete with companies which may have substantially greater resources than the Company and are better equipped than the Company. There is no assurance that the Company will be able to compete successfully against other parties or technologies.

Dependence Upon Software Licensor


     The Company has acquired certain rights to certain finger image identification software (the "Licensed Technology") under a license agreement, dated as of April 1, 1992, as amended by an amendment dated March 10, 1994 (as amended, the "License Agreement") with the Software Licensor, which agreement may generally be terminated by Cogent Systems, Inc. (the "Software Licensor") in the event the Company fails to pay license fees (including minimum specified payments) or commits any other material breach of any covenant of the License Agreement. Under the terms of the License Agreement, the Software Licensor granted the Company a worldwide exclusive license, commencing April 1, 1992 and expiring October 1, 1999, to all commercial applications of the Software Licensor's finger image identification technology and worldwide non-exclusive rights to the Software Licensor's finger image identification technology for governmental applications, other than those relating to law enforcement, with respect to which no rights were granted to the Company. On March 10, 1994, the Company entered into an amendment to the License Agreement pursuant to which the term of the License Agreement will be extended until October 1, 2009, provided that the Company makes a $10 million cash payment to the Software Licensor on or prior to October 1, 1999 (the "Extension Payment"), in addition to paying ongoing licensing fees. Although the Company was not in default under such agreement as of the date hereof, there can be no assurance that such defaults will not occur in the future or that the Company will make the Extension Payment with the occurrence of such default or the failure to make the Extension Payment resulting in the Company's loss of its rights in and to the Licensed Technology.


     Regardless of whether the Extension Payment is made, pursuant to the License Agreement, certain exclusive rights with respect to commercial markets which the Company has failed to enter as of April 1, 1997 may become non-exclusive at any time after April 1, 1997 upon five days' written notice by the Software Licensor to the Company. To date, the Company has not entered into any commercial markets.

     Any loss of the Licensed Technology would substantially impair (if not entirely preclude) the Company's ability to continue to conduct its business unless the Company was able to make arrangements to obtain alternative technology from another source, as to which there can be no assurance.

Dependence on Patents and Other Proprietary Rights

     The Company has no rights, other than pursuant to the License Agreement, to use any patents or other intellectual property of the Software Licensor or any other third party. The competitive nature of the Company's industry makes any patents and patent applications to which the Software Licensor has rights potentially significant to the Company. However, there is no assurance that any patents will be issued to the Software Licensor, or that any issued patents, or any patents applied for, will prove enforceable, or that the Company will derive any competitive advantage from such patents or applications. Because the Company's rights to governmental applications of the Licensed Technology are not exclusive, the Company may also experience competition in this area from other products and services incorporating the Licensed Technology.

     On October 28, 1994, the Company filed two patent applications in connection with the ergonomic design and optical system to be used in the Microreader. Both patent applications are currently pending. In the event the Company is unable to obtain such patents, as to which there can be no assurance, it could lose certain competitive advantages, if any, it may have in connection with the Microreader.


     The Company also relies on unpatented know-how, trade secrets and continuing research and development. As a result, the Company may not have any protection from other parties who independently develop the same know-how or trade secrets. Proprietary protection of the Company's products and services may be important to its business, and the Company's failure or inability to maintain such protection could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Moreover, while the Company does not believe that the production and sale of the Company's proposed products or services would infringe on rights of third parties, if the Company's proposed activities were to infringe on such rights, failure to obtain all needed licenses from such third parties would have a material adverse effect on the Company's ability either to complete the development of certain products or to arrange for the production, marketing and sale of such products and services. Failure to obtain any such licenses could adversely impact the Company's results of operations.

Control of the Company


     As of June 28, 1996, J. Anthony Forstmann and RMS Limited Partnership, a Nevada limited partnership controlled by Roy M. Speer ("RMS"), beneficially own approximately 37.7% and 17.4% of the Common Stock, respectively (assuming all of the Series B Preferred Stock is converted into shares of Common Stock at the fixed conversion price of $2.53). Mr. Forstmann and RMS are parties to a certain stockholders' voting agreement pursuant to which they agreed to vote certain shares for directors nominated by the other, and not to vote in favor of certain specified actions unless mutually agreed to by Mr. Forstmann and RMS. Accordingly, such persons, acting together, are in a position immediately to exercise significant control over the general affairs of the Company, to control the vote on any matters presented to stockholders and direct the business and policies of the Company.


Liquidation or Bankruptcy

     In the event of the insolvency, liquidation, bankruptcy, reorganization, dissolution or other winding up of the Company, creditors of the Company and the holders of the Series A Preferred Stock and the Series B Preferred Stock will be entitled to payment in full (or, as to the Preferred Stock, an amount equal to the liquidation preference thereof) before holders of Common Stock will be entitled to receive any payments.

Nasdaq SmallCap Market Eligibility and Maintenance Requirements; Possible Delisting of Securities from the Nasdaq SmallCap Market


     The Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") has established certain standards for the continued listing of a security on the Nasdaq SmallCap Market. The maintenance standards require, among other things, that an issuer have total assets of at least $2 million and capital and surplus of at least $1 million and that the minimum bid price for the listed securities be $1.00 per share. A deficiency in either the market value of the public float or the bid price maintenance standard will be deemed to exist if the issuer fails the individual stated requirement for ten consecutive business days. If an issuer falls below the bid price maintenance standard, it may remain listed on the Nasdaq SmallCap Market if the market value of the public float is at least $1 million and the issuer has at least $2 million in capital and surplus. As of May 31, 1996, the Company had total assets of approximately $6.72 million and capital of approximately $6.29 million. In the event the Company fails to satisfy the Nasdaq SmallCap Market maintenance requirements described above, the Common Stock could be delisted from the Nasdaq SmallCap Market and quotations would no longer be available on Nasdaq. If the Common Stock were excluded from the Nasdaq SmallCap Market, it would adversely affect the prices of such securities and the ability of holders to sell them.


Shares Eligible for Future Sale

     Sales of shares of Common Stock in the public market (or the perception that such sales would occur), including the Shares offered hereby, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital. In part as a result of sales (or the perception of the possibility of sales) of Common Stock pursuant to this Prospectus and the Registration Statement of which this Prospectus is a part, the market price for the Company's Common Stock is likely to be volatile. There can be no assurance that this volatility will not have an adverse effect on the market price of the Company's Common Stock. See "Shares Eligible for Future Sale" below.


     Holders of substantially all of the Company's 26,033,268 outstanding shares of Common Stock and substantially all of the approximately 10,660,154 shares of Common Stock issuable as of June 28, 1996 upon the exercise of outstanding options or warrants or conversion of outstanding convertible securities (other than those included in the Shares) may sell such shares publicly or have the right to require registration of such shares, to permit such public sales. In addition, the 3,811,478 Shares offered hereby, plus such indeterminable additional number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock based upon the conversion formula, may also be sold in the public market. See "Description of Capital Stock - Series B Preferred Stock."

     Furthermore, as of June 28, 1996, there have been granted and are unexercised under the Company's 1992 Stock Incentive Plan (the "Plan") options to purchase an aggregate of approximately 1,515,500 shares of Common Stock. The Company has registered under the Securities Act all of the shares of Common

Stock that may be issued upon exercise of the foregoing stock options as well as options that may be granted under the Plan in the future, and such shares of Common Stock either issuable upon exercise of currently outstanding options or issuable upon exercise of options that may be granted under the Plan will be eligible for sale by the holders thereof to the general public without further registration or compliance with the requirements of Rule 144 (except that affiliates of the Company must comply with the volume limitations of Rule 144). In addition, the Company has granted as of June 28, 1996, outside of the Plan, options to purchase an aggregate of approximately 308,500 shares of Common Stock to certain employees and intends to register for re-sale the shares of Common Stock that may be issued upon exercise of such stock options.


     If any of the above-mentioned shares of Common Stock were sold, whether pursuant to a registration statement or through a transaction undertaken in compliance with Rule 144, the public market, if any, of the Common Stock could be adversely affected.

Limited Liquidity of the Common Stock


     There is a limited public market for the shares of Common Stock. The Common Stock has been listed on the Nasdaq SmallCap Market since April 27, 1993. From April 27, 1993 through May 31, 1996, the average daily trading volume of the Common Stock on the Nasdaq SmallCap Market was approximately 100,313 shares. No assurance can be given that there will continue to be a public trading market for the Common Stock or that such market will be active or will be sustained at any specific level. The public trading market for the Common Stock has been limited, and the market price for the Common Stock may not necessarily reflect the value of the Company.


Market Price Volatility

     There has been a history of significant volatility in the market prices of securities of development stage and technology companies. Various factors and events, such as announcements by the Company or its competitors concerning new product developments, governmental or other contracts, and developments or disputes relating to patents or proprietary rights, may contribute to volatility and may have a significant impact on the Company's business, financial condition, results of operation and prospects and on the market price of the Common Stock. In addition, there can be no assurance that the market price of the Common Stock bears or will bear any relationship to the value of the Company.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from any sales of Common Stock under this Prospectus by the Selling Stockholders. If the Warrants are exercised in full, the Company would receive gross proceeds of $991,224, which would be added to working capital which the Company currently expects will be used for the development, testing and marketing of the Company's systems and services. There is no assurance that the Warrants will be exercised or, if exercised, exercised in full.

                              SELLING STOCKHOLDERS


     Of the 3,811,478 shares of Common Stock offered by this Prospectus, (i) up to 2,899,053 of Conversion Shares are being offered by the holders of Series B Preferred Stock, which shares have been issued or are issuable upon conversion of shares of Series B Preferred Stock, (ii) up to 284,585 shares are being offered by the holders of a warrant (the "Swartz Warrant") granted to Swartz Investments, LLC ("Swartz Investments"), which acted as placement agent in connection with the 1996 Private Placement, which shares are issuable upon exercise of the Swartz Warrant, (iii) up to 75,340 shares are being offered by Sands Brothers & Co., Ltd. ("Sands Brothers"), which shares are issuable upon the exercise of a warrant (the "Sands Brothers Warrant" and together with the Swartz Warrant, the "Warrants") granted to Sands Brothers, which acted as placement agent in connection with a 1994 private placement, and (iv) 557,500 shares are being offered by certain Other Selling Stockholders set forth in the table below.

     Pursuant to the terms of the Swartz Warrant, Swartz Investments, or its designees may purchase up to 284,585 shares of Common Stock at a purchase price of $2.53 per share. The Swartz Warrant is exercisable at any time on or prior to January 29, 2001. In addition, the Company has granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Swartz Warrant (the "Swartz Warrant Shares"). In addition, pursuant to the terms of the Sands Brothers Warrant, Sands Brothers may purchase up to 75,340 shares of Common Stock at a purchase price of $3.60 per share. The Sands Brothers Warrant is exercisable at any time on or prior to August 5, 1997. In addition, the Company has granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Sands Brothers Warrant (the "Sands Brothers Warrant Shares" and, together with the Swartz Warrant Shares, the "Warrant Shares"). The Warrant Shares are being registered pursuant to such registration rights.

     The following table sets forth the names of the Selling Stockholders, the shares of Common Stock owned beneficially by each of them, as of June 30, 1996, the number of shares of Common Stock that may be offered by each of them pursuant to this Prospectus and the number of Shares to be owned by each of them after the completion of the offering, assuming all of the Shares being offered hereby are sold:


                                                                                           Number of Shares
                                         Number of Shares          Number of Shares       Beneficially Owned
Name                                     Beneficially Owned        that May be Sold       After the Offering
- ----                                     ------------------        ----------------       ------------------

James Agate                                   142,500                   142,500                    0
Emil Del Prete                                165,000                   165,000                    0
Linda Gardlin                                 100,000                   100,000                    0
William E. Ladin                              150,000                   150,000                    0
Cornerstone Capital Inc.                      104,955(1)                104,955                    0
Grace Church & Co.                            547,575(2)                547,575                    0
Charles G. Kucey                               94,649(2)                 94,649                    0
Nelson Partners Ltd.                          601,742(1)                601,742                    0
Olympus Securities Ltd.                       349,850(1)                349,850                    0
Otato Limited Partnership                     171,679(2)                171,679                    0
Parsenn Partners Limited                      322,579(2)                322,579                    0
Reg S. Investments Fund Ltd.                  341,174(3)                341,174                    0
Wood Gundy London Limited                     349,850(1)                349,850                    0
Eric Stephan Swartz                           118,018(4)                118,018                    0
Michael C. Kendrick                           118,018(4)                118,018                    0
P. Bradford Hathorn                            12,500(4)                 12,500                    0
Lance T. Burn                                  12,500(4)                 12,500                    0
Robert L. Hopkins                               1,500(4)                  1,500                    0
Dwight B. Bronnum                               1,500(4)                  1,500                    0
Charles Kirsen                                 11,225(4)                 11,225                    0
Enigma Investments Limited                      6,324(4)                  6,324                    0
David K. Peteler                                3,000(4)                  3,000                    0
Sands Brothers & Co., Ltd.                     75,340                    75,340                    0



     From January 1993 to September 1994, Mr. Del Prete was a vice president of the Company. From July 1992 to March 1995, Ms. Gardlin was a secretary of the Company.

- --------


(1) Represents shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock based upon an assumed conversion date of June 28, 1996.

(2) Includes shares issued upon conversion of shares of Series B Preferred Stock and shares issuable upon conversion of shares of Series B Preferred Stock based upon an assumed conversion date of June 28, 1996.

(3) Repersents shares of Common Stock issued upon conversion of shares of Series B Preferred Stock.

(4) Represents shares of Common Stock issuable upon exercise of the Swartz Warrants.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Common Stock of the Company is subject to the Delaware General Corporation Law and to provisions contained in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended (the "Bylaws"), copies of which have been filed as exhibits to the documents incorporated herein by reference and to which reference is made for a detailed description of the provisions thereof summarized below.

     As of June 25, 1996, the authorized capital stock of the Company consisted of 1,000,000 shares of Preferred Stock, $.01 par value per share, 100,510 shares of which are issued and outstanding, and 50,000,000 shares of Common Stock, $.01 par value per share, of which 26,033,268 shares are issued and outstanding. Other than the Home Shopping Network, Inc., ("Home Shopping Network"), RMS, Francis R. Santangelo (the holder of options to purchase up to 1,000,000 shares of Common Stock) and the holders of the Series B Preferred Stock (who have a right of first refusal in connection with certain debt and equity offerings), holders of capital stock of the Company have no preemptive or other subscription rights. See "--Series A Preferred Stock" and "--Series B Preferred Stock." Of the authorized but unissued shares of Common Stock, (i) an aggregate of 1,824,000 shares are reserved for issuance upon the exercise of options granted or to be granted under the Plan and the additional options granted to certain employees outside of the Plan, (ii) 6,336,154 shares are reserved for issuance upon conversion of the Series A Preferred Stock, $.01 par value (the "Series A Preferred Stock" and, collectively with the Series B Preferred Stock, the "Preferred Stock") into Common Stock, (iii) 5,826,485 shares are reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock,
(iv) 359,925 shares are reserved for issuance upon the exercise of the Warrants,
(v) 1,500,000 shares are reserved for issuance upon the exercise of an option to purchase Common Stock previously granted to RMS (the "RMS Option") and (vi) 1,000,000 shares are reserved for issuance upon the exercise of an option to purchase Common Stock previously granted to Mr. Santangelo (the "Santangelo Option").

Common Stock

     Each holder of issued and outstanding shares of Common Stock will be entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. Holders of shares of Common Stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of Common Stock will have the ability to elect all of the Company's directors.

     Subject to prior rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share ratably in dividends payable in cash, property or shares of capital stock of the Company, when, as and if declared by the Board of Directors. The Common Stock will rank, with respect to payment of dividends, behind any accrued dividends on any outstanding Preferred Stock. It is highly unlikely that any cash dividends will be paid on the Common Stock in the foreseeable future.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, any assets legally available for distribution on the Common Stock (i.e., amounts remaining after prior payment in full of all debts and liabilities of the Company and after prior payment in full of the liquidation preference of the Preferred Stock) will be paid ratably to holders of Common Stock.

     All outstanding shares of Common Stock (including the Shares offered hereby) are, and any shares of Common Stock to be issued upon conversion of the shares of Series A Preferred Stock or Series B Preferred Stock will be, fully paid and non-assessable.

Preferred Stock

     The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. The Board of Directors is authorized to fix the voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock.

     The Board of Directors of the Company may, without stockholder approval, issue shares of Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

Series A Preferred Stock

     The Company has issued 100,000 shares of Series A Preferred Stock, which are in the aggregate convertible into a total of 6,336,154 shares of Common Stock. Subject to customary anti-dilution provisions, each share of the Series A Preferred Stock may be converted upon the election of the holder thereof into 6,336,154 shares of Common Stock, although all shares of Series A Preferred Stock shall automatically be converted upon the date on which the Company's cumulative gross revenues since April 28, 1992 exceeds $15 million. As of the date of this Prospectus, all 100,000 outstanding shares of Series A Preferred Stock are owned by Home Shopping Network. Except as otherwise provided by law or the Certificate of Incorporation, the holder of Series A Preferred Stock shall not be entitled to vote on any matters submitted to the stockholders of the Company.

     Pursuant to the terms of an irrevocable proxy (the "Proxy") executed by Home Shopping Network in connection with its purchase of the Series A Preferred Stock, J. Anthony Forstmann, Chairman of the Company, will have the right to vote all shares of Series A Preferred Stock (if and to the extent such shares of Series A Preferred Stock are entitled to vote), Common Stock (including the 6,336,154 shares of Common Stock which would be owned by Home Shopping Network following conversion of all of its 100,000 shares of Series A Preferred Stock) and any other voting securities of the Company held beneficially or of record by Home Shopping Network. The Proxy shall terminate generally on the first to occur of the following: (i) April 28, 2002, (ii) the insolvency, bankruptcy or dissolution of the Company and (iii) the date that Mr. Forstmann and members of his family in the aggregate cease to control more than 20% of the total voting power of the capital stock entitled to vote in an election of directors of the Company.

     The holders of Series A Preferred Stock will not at any time be entitled to any dividends. The shares of Series A Preferred Stock are not redeemable at any time.

     Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any other series of Preferred Stock or Common Stock, to be paid an amount equal to $100 per share, and the holder of Series A Preferred Stock shall not be entitled to any further payment. If upon such liquidation, dissolution or winding up of the Company, the assets to be distributed to the holder of Series A Preferred Stock shall be insufficient to permit payment to such holder of the preferential amount to which it is entitled, then the entire assets of the Company to be so distributed shall be distributed to the holder of Series A Preferred Stock. Upon any such liquidation, dissolution or winding up of the Company, after the holder of Series A Preferred Stock shall have been paid in full the amounts to which it shall be entitled, the remaining net assets of the Company may be distributed to the holders of other series of Preferred Stock and to the holders of Common Stock.

     In connection with its sale of the Series A Preferred Stock, the Company granted to Home Shopping Network a stock purchase right entitling it to purchase a pro rata share of any Common Stock, or securities convertible into Common Stock, sold and issued by the Company pursuant to a public offering or private placement, enabling Home Shopping Network to maintain the percentage ownership of Common Stock that it held immediately prior to such transaction. The purchase price per share to be paid by Home Shopping Network for such shares shall be equal to the purchase price of any shares sold in such public offering or private placement. Such stock purchase right expires on April 28, 1997.

Series B Preferred Stock

     The Series B Preferred Stock may be converted into Common Stock at the election of the holder thereof, (i) with respect to the first third of such holder's shares of Series B Preferred Stock, on the later of, (a) 45 days after January 29, 1996 (the "Last Closing"), or (b) the effective date of the Registration Statement, (ii) with respect to the second third of such holder's shares of Series B Preferred Stock, on the later of (a) 75 days after the Last Closing or (b) the effective date of the Registration Statement and (iii) with respect to the last third of such holder's shares of Series B Preferred Stock, 105 days after the Last Closing; provided, however, that with respect to the first two thirds of such holder's shares of Series B Preferred Stock, such shares may be converted beginning 90 days after the Last Closing Date. The shares of Series B Preferred Stock, unless converted earlier, will automatically be converted into Common Stock on January 19, 1999. The shares of Series B Preferred Stock will be convertible into Common Stock at a conversion price (a "Conversion Price") which is the lower of:

          (i)  $2.53 (the "Fixed Conversion Price"); or

          (ii) 85% of the average closing bid price for the five trading days prior to the applicable conversion date.

     Each share of Series B Preferred Stock will accrue additional shares of Common Stock at a rate of 8% per annum, payable in cash or in Common Stock upon conversion. The holders of Class B Preferred Stock will not at any time be entitled to any dividends.

     Except as otherwise provided by law and with respect to any waiver or amendment of any terms of the Certificate of Designation with respect to the Series B Preferred Stock (the "Certificate of Designation"), the holders of Series B Preferred Stock shall not be entitled to vote on any matters submitted to the stockholders of the Company. A holder of Series B Preferred Stock not consenting to a proposed waiver or amendment of such Certificate of Designation may have the right to convert its Series B Preferred Stock without the application of the 45-, 75- and 105- day limitations.

     Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the shares of Series B Preferred Stock shall be entitled, along with the holders of any other class or series of capital stock of the Company (the "Capital Stock") on a parity with the Series B Preferred Stock (the "Parity Capital Stock"), after any distribution or payment is made to holders of Series A Preferred Stock and any other Capital Stock on a parity with Series A Preferred Stock (the "Senior Capital Stock"), before any distribution or payment is made to any Common Stock and the holders of any hereafter created Capital Stock which is specifically ranked by its terms to be junior to the Series B Preferred Stock (the "Junior Capital Stock"), to be paid an amount equal to $10,000 per share, and the holders of Series B Preferred Stock shall not be entitled to any further payment. If upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of Series B Preferred Stock and other Parity Capital Stock, after distribution to the holders of Series A Preferred Stock and other Senior Capital Stock, shall be insufficient to permit payment to such holders of Series B Preferred Stock and the holders of the Parity Capital Stock of the preferential amount to which they are entitled, then the entire remaining assets of the Company so distributed shall be distributed to the holders of Series B Preferred Stock and the holders of the Parity Capital Stock on a pro-rata basis. Upon any such liquidation, dissolution or winding up of the Company, after the holders of Series B Preferred Stock and other Parity Capital Stock shall have been paid in full the amounts to which they shall be entitled, the remaining net assets of the Company may be distributed to the holders of the Junior Capital Stock.

     If the price of the Common Stock is less than the Fixed Conversion Price at the time of receipt of a Notice of Conversion by the Company and the transfer agent for the Series B Preferred Stock, the Company will have the right, at its sole discretion, to redeem in whole or in part any or all shares of the Series B Preferred Stock submitted for conversion, immediately prior to and in lieu of conversion. The redemption will be at a per share price equal to the sum of (a) the Stated Value multiplied by (b) closing bid price of the Common Stock on the Nasdaq SmallCap Market on the conversion date and then dividing such total by the Conversion Price applicable if the Series B Preferred Stock had been converted into Common Stock on the date of such redemption. If the Company elects to redeem some, but not all, of the Series B Preferred Stock submitted for conversion on the applicable date, the Company shall redeem a pro-rata amount from each holder properly submitting Series B Preferred Stock for conversion.

     Commencing six months after the Last Closing, the Company will also have the right, at its sole discretion, to redeem any or all Series B Preferred Stock at any time upon 30 days' written notice. The Company may redeem the Series B Preferred Stock only in increments of at least $1.5 million "Stated Value" on the first of such redemptions at the following prices and times:

                                             Date of Delivery of Notice of
Redemption Price                             Redemption after the Last Closing
- ----------------                             ---------------------------------

125% of Stated Value                         6 months and 1 day to 12 months
120% of Stated Value                         12 months and 1 day to 18 months
115% of Stated Value                         18 months and 1 day to 24 months
110% of Stated Value                         24 months and 1 day to 30 months
105% of Stated Value                         30 months and 1 day to 36 months

"Stated Value" of the Series B Preferred Stock means the initial principal amount of the Series B Preferred Stock plus accrued and unpaid accretion. If the Company elects to redeem some, but not all, of the Series B Preferred Stock, the Company shall redeem a pro-rata amount from each holder.

     The Company has agreed with Home Shopping Network that the Company will not redeem any shares of Series B Preferred Stock unless either (1) Home Shopping Network consents to such redemption or (ii) the Board of Directors of the Company, in its good faith exercise of its business judgment, determines that such redemption is in the best interests of the Company and would not materially impair the value of the liquidation preference rights of the holders of Series A Preferred Stock.

     For the period commencing on January 29, 1996 and ending on August 6, 1996, the holders of Series B Preferred Stock have a right to purchase any debt or equity securities the Company proposes to issue for cash in a public or private capital raising transaction on the same terms as contemplated for such proposed issuance. Each such holder shall have the right to so acquire its pro rata share of such proposed issuance determined based upon the aggregate purchase price for the 800 shares of Series B Preferred Stock sold as part of the 1996 Private Placement.

The Delaware Business Combination Act

     Section 203 (the "Delaware Business Combination Act") of the Delaware General Corporation Law (the "DGCL") imposes a three-year moratorium on business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" (in general, a stockholder beneficially owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (a) prior to an interested stockholder becoming such, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming such; (b) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or (c) on or after an interested stockholder becomes such, the business combination is approved by (i) the board of directors and (ii) holders of at least 66-2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders. The term "business combination" is defined generally to include mergers or consolidations of the corporation or its majority-owned subsidiary, sales, leases or other transfers or dispositions of the assets or stock of the corporation or its majority-owned subsidiary and transactions which increase an "interested stockholder's" percentage ownership of stock of the corporation or its majority owned subsidiary.

     The Delaware Business Combination Act applies to certain corporations incorporated in the State of Delaware unless the corporation expressly elects not to be governed by such legislation and sets forth such election in (a) the corporation's original certificate of incorporation; (b) an amendment to the corporation's bylaws as adopted by the corporation's board of directors within 90 days of the effective date of such legislation; or (c) an amendment to the corporation's certificate of incorporation or bylaws is approved by (in addition to any other vote required by law) the affirmative vote of a majority of the shares entitled to vote (however, such amendment would not be effective until 12 months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to the adoption of such amendment). The Company has not made such an election and is subject to the Delaware Business Combination Act.

Director Liability Provisions

     As permitted by the DGCL, the Certificate of Incorporation contains a provision which eliminates under certain circumstances the personal liability of Directors (only in their capacities as Directors of the Company) to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a Director. The provision in the Certificate does not change a Director's duty of care, but it does authorize the Company to eliminate monetary liability for certain violations of that duty, including violations based on grossly negligent business decisions which may include decisions relating to attempts to change control of the Company. The provision does not affect the availability of equitable remedies for a breach of duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty; however, in certain circumstances equitable remedies may not be available as a practical matter. The provision in the Certificate in no way affects a Director's liability under the federal securities laws. In addition, the Company's Bylaws indemnify its past and current Directors and officers for, and provides advancements in respect of all expense, liability and loss reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director or officer of the Company.

General

     It is possible that the Company's ability to issue Preferred Stock and the provisions of the Delaware Business Combination Act may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Stock. This could have the incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Company's Common Stock which often result from actual or rumored takeover attempts. In addition, the limited liability provisions in the Certificate of Incorporation with respect to Directors and the indemnification provisions in the Bylaws with respect to Directors and officers may discourage stockholders from bringing a lawsuit against Directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against Directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent that costs of settlement and damage awards against the Company's Directors and officers are paid by the Company pursuant to the indemnification provisions contained in the Company's Bylaws described above.

                                 TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91201.

                         SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market (including in this Offering) could adversely affect the marked price of the Common Stock. In addition to the approximately 14,823,086 shares which are freely tradeable as of June 28, 1996, the Company may issue 2,354,070 shares of Common Stock pursuant to this Prospectus and certain Other Selling Stockholders are entitled to dispose of 1,457,408 shares of Common Stock pursuant to this Prospectus plus such indeterminable additional number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock based upon the conversion formula. See "Description of Capital Stock Series B Preferred Stock." All such shares will become freely tradeable upon their issuance or sale pursuant to this Prospectus.

     All of the remaining approximately 10,652,682 outstanding shares of Common Stock may be sold in the future in compliance with Rule 144 or upon any registration thereof under the Securities Act. Pursuant to Rule 144, a person holding restricted shares of Common Stock for a period of two years may sell every three months in "brokers transactions" and/or "market maker" transactions (each as defined in Rule 144) an amount equal to the greater of (i) one percent (1%) of the Company's issued and outstanding Common Stock or (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares of Common Stock without any quantity limitation by a person who is not an affiliate of the Company at the time of such sale and during the three months preceding such sale and who has satisfied a three-year holding period.


     Pursuant to that certain Stock Purchase Agreement, dated as of April 28, 1992, by and between Home Shopping Network and the Company, Home Shopping Network has the right to three demand registrations and unlimited piggyback registrations with respect to the 6,336,154 shares of Common Stock issuable upon conversion of its 100,000 shares of Series A Preferred Stock.

     In addition, pursuant to that certain Stock Purchase Agreement, dated as of March 14, 1995, by and among RMS, Mr. Santangelo and the Company (the "RMS Stock Purchase Agreement"), after the earlier to occur of 150 days following the first public offering of capital stock of the Company following the execution of the RMS Stock Purchase Agreement on March 14, 1995 or September 30, 1996, RMS and Mr. Santangelo have, subject to the terms and conditions provided therein, the right to three demand registrations and unlimited piggyback registrations in connection with the 4,000,000 shares of Common Stock purchased by RMS pursuant to the RMS Stock Purchase Agreement, the 1,500,000 shares of Common Stock issuable upon the exercise of the RMS Option and the 1,000,000 shares of Common Stock issuable upon the exercise of the Santangelo option.

     Further, pursuant to those certain Registration Rights Agreements, dated as of January 29, 1996, by and between the Company and the subscribers for the Series B Preferred Stock, the holders of the Series B Preferred stock have the right to have the Common Shares registered under the Securities Act. This Registration Statement would satisfy such right. In addition, such holders would have the right, upon the request of at least 40% of the Conversion Shares, to one demand registration and unlimited piggyback registration.

     As of June 28, 1996, there have been granted under the Company's 1992 Stock Incentive Plan options to purchase an aggregate of 1,515,500 shares of Common Stock at prices ranging from $.01 to $4.00 per share. To date, options exercisable for 360,834 shares of Common Stock have vested. To the extent that the market price of Common Stock at the time of exercise exceeds the exercise price, the exercise of these options would have a dilutive effect. Further, holders of the foregoing options are likely to exercise them at a time when the Company could receive funds from the sale of its securities at a higher price. The Company has registered under the Securities Act all of the shares of Common Stock that may be issued upon exercise of the foregoing stock options as well as options that may be granted under the foregoing plan in the future. In addition, the Company has granted as of June 28, 1996, outside of the Plan, options to purchase an aggregate of approximately 308,500 shares of Common Stock to certain employees and intends to register for re-sale the shares of Common Stock that may be issued upon the conversion of such stock options. Accordingly, shares of Common Stock either issuable upon exercise of currently outstanding options or issuable upon exercise of options that may be granted under the Company's existing stock option plan, when issued, will be eligible for sale by the holders thereof without further registration or compliance with the requirements of Rule 144 under the Securities Act (except that affiliates of the Company must comply with the volume limitations of Rule 144).

                           CERTAIN TAX CONSIDERATIONS

     The following discussion is a summary of certain U.S. federal income tax consequences which may apply under current law, to holders of the Series B Preferred Stock converting into Convertible Shares. Changes to existing law, which could have retroactive effect, may alter the consequences described below. The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on particular purchasers, and does not address state local or foreign income or other tax laws.

     Conversion of Series B Preferred Stock into Common Stock generally will not result in the recognition of gain (or loss), except to the extent that any portion of the amount of Common Stock received constitutes the payment of an accrued dividend. Any such portion would be subject to withholding tax at the rate of 30% of the gross amount of the dividend, subject to reduction pursuant to the terms of an income tax treaty in effect between the United States and the county of residence of the holder of the Series B Preferred Stock. In addition, if operation of the conversion price adjustment provisions of the Series B Preferred Stock were deemed to result in an increase in the proportionate interest of holders of such stock in the Company, this could be treated as a deemed distribution to such holders which could be taxable and subject to withholding tax (in the same fashion as any amount treated as payment of an accrued dividend as described above) upon conversion of the Series B Preferred Stock into Common Stock.

     Holders of Series B Preferred Stock should consult with their own tax advisors as to the specific tax consequences to such holders upon conversion of the Series B Preferred Stock, including the application and affect of state, local and foreign income and other tax laws.

                              PLAN OF DISTRIBUTION

     The Conversion Shares are being offered directly by the Company to the holders of Series B Preferred Stock, without an underwriter, and will be issued upon conversion of such Series B Preferred Stock according to their terms.

The Company will not receive any proceeds from any sales of Common Stock under this Prospectus by the Selling Stockholders. If the Warrants are exercised in full, the Company would receive gross proceeds of $991,224, which would be added to working capital. There is no assurance that the Warrants will be exercised.

     The Selling Stockholder Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Selling Stockholder Shares through underwriters, dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Selling Stockholder Shares for whom they may act as agents. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Selling Stockholder Shares may be deemed to be "underwriters" under the Securities Act, and any profit on the sale of the Selling Stockholder Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offer of the Selling Stockholder Shares is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the number of the Selling Stockholder Shares being offered, the names of the Selling Stockholders, and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Selling Stockholder Shares purchased from the Selling Stockholders, any discounts, commissions or other items constituting compensation received from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     The Selling Stockholder Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and any underwriters.

     There is no assurance that the Selling Stockholders will sell any or all of the Selling Stockholder Shares offered hereby.

     In order to comply with the applicable securities laws of certain states, if any, the Shares will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in certain states the Shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of securities may not simultaneously engage in market making activities with respect to such securities for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, in connection with transactions in the Selling Stockholder Shares during the effectiveness of the Registration Statement of which this Prospectus is a part. All of the foregoing may affect the marketability of the Shares.

     The Company will pay all of the expenses, including, but not limited to, fees and expenses of compliance with state securities or blue sky laws, incident to the registration of the Shares, other than underwriting discounts and selling commissions, and fees or expenses, if any, of counsel or other advisors retained by the Selling Stockholders.

                                     EXPERTS

     The consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


          Securities and Exchange Commission registration fee.......... $ 2,322
          NASD Listing Fee                                               $2,900*
          Accounting fees and expenses................................. $30,000*
          Legal fees and expense....................................... $55,000*
          Miscellaneous................................................  $9,778

                   Total...............................................$100,000*


- -------
*Estimated.

     None of the expenses of issuance and distribution of the Shares is to be borne by the Selling Stockholders.

Item 15.  Indemnification of Directors and Officers.

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted as an Agent, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL further provides, among other things, that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of an Agent of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL. Article Ninth of the Registrant's Certificate of Incorporation and Article VI of the Registrant's

Bylaws entitles officers and directors of the Registrant to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be amended or supplemented from time to time, and Article VI of the Registrant's Bylaws allows the Registrant to purchase insurance for the benefit of the officers and directors of the Registrant.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (including certain unlawful dividends or stock repurchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Tenth of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall have any personal liability to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases) or (iv) for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

     The Registrant provides insurance from commercial carriers against certain liabilities incurred by its directors and officers.

Item 16.  Exhibits.

Exhibit
  No.                                Description
- -------                              -----------

4.1 Certificate of the Voting Powers, Designations, Preferences, Rights Qualifications, Limitations and Restrictions of the Series A Preferred Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1992).

4.2 Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and Other Special Rights and the Qualifications, Limitations, Restrictions, and Other Distinguishing Characteristics of Series B Preferred Stock (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K, dated February 1, 1996).

23             Consent of Ernst & Young LLP.


Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in its Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of St. Petersburg, State of Florida, on July 3, 1996.



                                       THE NATIONAL REGISTRY INC.



                                       By:       /s/ John L. Gustafson
                                          -----------------------------------
                                           John L. Gustafson
                                           President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




DATE: July 3, 1996                                  /s/ John L. Gustafson
                                             -----------------------------------
                                             John L. Gustafson
                                             President, Chief Executive
                                               Officer and Director


DATE: July 3, 1996                                   /s/ Steven T. Price
                                             -----------------------------------
                                             Steven T. Price
                                             Treasurer and Controller


DATE: July 3, 1996                                 /s/ J. Anthony Forstmann
                                             -----------------------------------
                                             J. Anthony Forstmann
                                             Director



                                             -----------------------------------
                                             Kevin J. McKeon
                                             Director


DATE: July 3, 1996                                     /s/ W. Lee Shevel
                                             -----------------------------------
                                             W. Lee Shevel
                                             Director

                                  EXHIBIT INDEX

Exhibit No.                       Description                         Sequential
- -----------                       -----------                        Page Number
                                                                     -----------

  4.1 Certificate of the Voting Powers, Designations, Preferences, Rights Qualifications, Limitations and Restrictions of the Series A Preferred Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1992).

  4.2 Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and Other Special Rights and the Qualifications, Limitations, Restrictions, and Other Distinguishing Characteristics of Series B Preferred Stock (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K, dated February 1, 1996).

 23            Consent of Ernst & Young LLP.